

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 29, 2016

Via E-mail
Sean B. Baker
President and Chief Executive Officer
WFB Funding, LLC
One Cabela Drive
Sidney, Nebraska 69160

> **Re:** **WFB Funding, LLC**
> **Cabela's Credit Card Master Note Trust**
> **Cabela's Master Credit Card Trust**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed April 15, 2016**
> **File Nos. 333-209766, 333-209766-01 and 333-209766-02**

Dear Mr. Baker:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2016 letter.

Form of Prospectus

Cabela's Master Credit Card Trust

Addition of Master Trust Assets, page 62

1.   We note your revisions in response to prior comment 12 and re-issue in part. Your disclosure provides that "[a]dditional accounts may have been originated using credit criteria different from those which are applied to the initial accounts." However, your revisions do not include a description of these differences from the criteria which were

applied to the initial accounts, as required by Item 1111(g)(7) of Regulation AB. Please revise to provide such disclosure, which may be bracketed as appropriate.

2.   Additionally, your revised disclosure does not include a description of the Rule 193 review for assets that may be added to the pool and the corresponding disclosure under Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB. Please revise accordingly.

New Requirements for SEC Shelf Registration

Dispute Resolution, page 112

3.   We note your revisions in response to prior comment 20. Please also revise your disclosure in this section to clarify that, for purposes of the dispute resolution provision, each investor in the notes will be deemed to be a certificateholder, similar to the disclosure included in the asset representations review and investor communication sections.

Part II – Information Not Required in Prospectus

Item 15. Undertakings

4.   Please revise to remove the undertakings under Items 512(a)(5)(i), Item 512(a)(5)(ii) and Item 512(i) of Regulation S-K, and include the undertakings under Item 512(a)(5)(iii) and Item 512(a)(7) of Regulation S-K. Registrants offering asset-backed securities must now rely on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "Regulation AB 2 Adopting Release").

Exhibits

Exhibit 4.14 – Form of Asset Representations Review Agreement

5.   We note in Section 3.08 that any review receivable or review account included in a prior review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a review receivable or review account, we do not object if such receivable or account is not included in any further asset representations reviews, unless either such receivable or account is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section

V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus disclosure where appropriate.

Exhibit 5.1 – Opinion of Kutak Rock LLP with respect to legality

6.   We note that counsel does not express an opinion concerning any law other than the law of the State of Nebraska, the law of the State of New York and the federal law of the United States. Please have counsel revise its opinion to express also an opinion as to Delaware law, as counsel must also consider the law of the jurisdiction under which each registrant is organized (including Cabela's Credit Card Master Note Trust, a Delaware statutory trust, in the case of the issuance of the Notes) in order to provide the binding obligation opinion with respect to the Notes. Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings").

You may contact Benjamin Meeks, Attorney-Adviser, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: H. Dale Dixon III
        Kutak Rock LLP

        Mark A. Ellis
        Kutak Rock LLP